[redacted]

14046063

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68437

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CANNON SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

649 SOUTH MILLEDGE AVE., SUITE 6
(No. and Street)

ATHENS	GA	30605
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MOORE, COLSON, & COMPANY P.C.
(Name – *if individual, state last, first, middle name*)

1640 POWERS FERRY RD., BLDG 11, ST 300	MARIETTA	GA	30067
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/20/14

OATH OR AFFIRMATION

I, KELLY DIXON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CANNON SECURITIES, INC., as of DECEMBER 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CCO

Title

Notary Public Expires 11/11/14

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CANNON SECURITIES, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION
WITH INDEPENDENT AUDITOR'S REPORT

FOR THE YEAR ENDED DECEMBER 31, 2013

CANNON SECURITIES, INC.

Table of Contents

mc moore colson

INDEPENDENT AUDITOR'S REPORT

To the Shareholders
Cannon Securities, Inc.
Athens, Georgia

Report on Financial Statements

e n e r g y .

We have audited the accompanying financial statements of Cannon Securities, Inc. (the "Company"), which comprise the statement of financial condition as of December 31, 2013, and the related statements of operations, changes in shareholders' equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

i n s i g h t .

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

g r o w t h .

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

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1640 powers ferry road

governor's ridge

building 11, suite 300

marietta, ga 30067

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cannon Securities, Inc. as of December 31, 2013, and the results of its operations, changes in shareholders' equity, and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in the Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Moore, Colson + Company, P.C.

Marietta, Georgia
February 24, 2014

CANNON SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ASSETS

CURRENT ASSETS:	
Cash	$ 212,270
Accounts receivable	163,648
Other	3,226
TOTAL	$ 379,144

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:	
Accounts payable	$ 3,954
Accounts payable - related party	34,995
Accrued distributions to shareholders	60,000
Commissions payable	81,824
Total current liabilities	180,773
SHAREHOLDERS' EQUITY:	
Common stock	50,000
Additional paid-in capital	20,000
Retained earnings	128,371
Total shareholders' equity	198,371
TOTAL	$ 379,144

See notes to financial statements and independent auditor's report.

CANNON SECURITIES, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2013

REVENUES	$ 967,853
OPERATING EXPENSES:	
Commissions	471,101
Shareholders' compensation	64,747
Professional services	59,362
General and administrative expenses	57,935
Occupancy	31,623
Total expenses	684,768
NET INCOME	$ 283,085

See notes to financial statements and independent auditor's report.

CANNON SECURITIES, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2013

	COMMON STOCK	ADDITIONAL PAID-IN-CAPITAL	RETAINED EARNINGS	TOTAL SHAREHOLDERS' EQUITY
Balances at December 31, 2012	$ 50,000	$ 20,000	$ 105,286	$ 175,286
Net income	-	-	283,085	283,085
Distributions to shareholders	-	-	(260,000)	(260,000)
Balances at December 31, 2013	$ 50,000	$ 20,000	$ 128,371	$ 198,371

See notes to financial statements and independent auditor's report.

CANNON SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2013

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 283,085
Adjustments to reconcile net income to net cash provided by operating activities:	
Accounts receivable	(26,736)
Other current assets	14,910
Accounts payable	35,379
Commissions payable	81,425
NET CASH PROVIDED BY OPERATING ACTIVITIES	388,063
CASH FLOWS FROM FINANCING ACTIVITIES:	
Distributions to shareholders	(200,000)
NET CASH USED BY FINANCING ACTIVITIES	(200,000)
NET INCREASE IN CASH	188,063
CASH, BEGINNING OF THE YEAR	24,207
CASH, END OF THE YEAR	$ 212,270

See notes to financial statements and independent auditor's report.

1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

A. Nature of Business

Cannon Securities, Inc. ("the Company") was incorporated in the state of Georgia in 2009. The Company is a broker-dealer registered with the Securities Exchange Commission (the "SEC") and has been a member of the Financial Industry Regulatory Authority ("FINRA") since May 2010. The Company operates as an introducing broker, does not hold funds or securities for customers, and does not carry customer accounts.

B. Estimates

Management uses estimates and assumptions in preparing these financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and reported revenues and expenses. Actual results could vary from the estimates that were used.

C. Cash

The Company considers deposits in banks and highly liquid investments with original maturities of 90 days or less to be cash. The Company maintains balances in financial institutions that at times may exceed the amounts that are insured by the Federal Deposit Insurance Corporation.

D. Accounts Receivable

The Company uses the allowance method to account for uncollectible accounts receivable. Management continually monitors the collectability of its customer accounts; when indications arise that an amount is not likely to be collected, it is charged to the allowance for doubtful accounts. Accounts are considered past due when they are 30 days old. As of December 31, 2013, management has reviewed the status of accounts receivable and determined that an allowance for doubtful accounts is not necessary.

E. Revenue Recognition

The Company's revenue consists of commissions earned on customer balances and investments made. Revenue is recognized as services are provided. Related commissions expense to registered representatives is recognized in the same period in which revenue is recognized.

1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

F. Income Taxes

The Company has elected to be taxed as an S corporation whereby the income or losses of the Company flow through to its shareholders. Therefore, no income tax provision has been recorded in the accompanying financial statements.

The Company has not identified any unsubstantiated tax positions that would require provision of a liability under Accounting Standards Codification Topic 740, "Income Taxes." The Company remains subject to U.S. federal, state or local tax examination for the tax years ending after December 31, 2009.

G. Subsequent Events

The Company has evaluated subsequent events through February 24, 2014, which is the date the financial statements were available to be issued.

2. RELATED PARTY TRANSACTIONS

In January 2013, the Company's shareholder sold 75% of his common stock to four individuals who are shareholders and/or members of management of Cannon Financial Strategists, Inc. ("CFS"). With this transaction, the Company and CFS became affiliates through common ownership and entered into an expense sharing agreement which replaced the service agreements in place between the Company and CFS at December 31, 2012.

Expenses related to this agreement totaled approximately $80,300 for the year ended December 31, 2013 and are included in shareholders' compensation, general and administrative and occupancy expenses in the accompanying statement of operations. Accounts payable related to this agreement totaled $7,086 as of December 31, 2013.

At December 31, 2013, $26,177 was due to CFS for expenses incurred on behalf of the Company.

The Company entered into a management agreement with a shareholder in 2011. The shareholder is compensated based upon the aggregate net income of the Company and CFS. Expenses related to this agreement totaled approximately $49,000 for the year ended December 31, 2013 and are included in shareholders' compensation in the accompanying statement of operations. Management fees payable to the shareholder of $1,732 are included in accounts payable - related party at December 31, 2013.

3. CONCENTRATIONS

For the year ended December 31, 2013, substantially all revenues were derived from commissions earned on customer accounts held at two financial institutions. Almost all accounts receivable as of December 31, 2013 was due from these two financial institutions.

For the year ended December 31, 2013, revenues earned from three customers' accounts totaled approximately $506,100 or 52% of the Company's total revenue. Accounts receivable related to these customers totaled approximately $86,300 or 53% of total accounts receivable at December 31, 2013.

4. COMMON STOCK

At December 31, 2013, the Company has 100,000 shares of $-1- par value common stock authorized, with 50,000 shares issued and outstanding.

5. NET CAPITAL REQUIREMENT

As a registered broker-dealer under the SEC and member of the FINRA, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934. The Company is required to maintain minimum net capital of the greater of $5,000 or 6.67% of total aggregate indebtedness and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1.

Net capital and aggregate indebtedness change from day to day, but as of December 31, 2013, the Company had net capital of $113,321 which exceeded the minimum net capital requirement of $12,052 by $101,269. At December 31, 2013, the Company's ratio of aggregate indebtedness to net capital was 1.6 to 1.

SUPPLEMENTARY INFORMATION

CANNON SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITY AND EXCHANGE ACT OF 1934
DECEMBER 31, 2013

SCHEDULE I

COMPUTATION OF NET CAPITAL:		
Total shareholders' equity	$	198,371
Deduct nonallowable assets:		
Accounts receivable		81,824
Other current assets		3,226
Net capital	$	113,321
COMPUTATION OF AGGREGATE INDEBTEDNESS:		
Accounts payable	$	38,949
Accrued distributions to shareholders		60,000
Commissions payable		81,824
Total aggregate indebtedness	$	180,773
COMPUTATION OF MINIMUM NET CAPITAL REQUIREMENT:		
Net capital	$	113,321
Minimum net capital to be maintained (greater of $5,000 or 6⅔% of total aggregate indebtedness)		12,052
Net capital in excess of requirement	$	101,269

Schedule of Reconciliation of Net Capital per unaudited FOCUS Report with Audit Report:

Pursuant to Rule 17a-5(d)(4), there are no material differences between net capital as reported in Form X-17A-5 and net capital as computed above; therefore, a reconciliation is not considered necessary.

See accompanying independent auditor's report.

CANNON SECURITIES, INC.
OTHER INFORMATION
DECEMBER 31, 2013

SCHEDULE II

The following statements and computations are not applicable at December 31, 2013 and for the year then ended and, accordingly, are not included herein:

1. Statement of changes in liabilities subordinated to claims of creditors.
2. Computation for determination of the reserve requirements pursuant to SEC Rule 15c3-3.
3. Information relating to the possession or control requirements under SEC Rule 15c3-3.
4. Schedule of segregation requirements and funds in segregation for customers' regulated commodity futures and options accounts.

The Company qualifies for exemption of 2 and 3 above under subparagraph (k) (1) of Rule 15c3-3.

See accompanying independent auditor's report.

moore colson

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL UNDER SEC RULE 17A-5(g)(1)

To the Shareholders
Cannon Securities, Inc.

energy.

insight.

growth.

In planning and performing our audit of the financial statements of Cannon Securities, Inc. (the "Company") as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for the safeguarding of securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the

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1640 powers ferry road
governor's ridge
building 11, suite 300
marietta, ga 30067

Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding that we consider to be a material weakness, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the use of the shareholders, management, the SEC, FINRA, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Moore, Colson + Company, P.C.

Marietta, Georgia
February 24, 2014

mc moore colson

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Shareholders
Cannon Securities, Inc.
Athens, Georgia

energy

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Cannon Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Cannon Securities, Inc.'s compliance with the applicable instructions of Form SIPC-7. Cannon Securities, Inc.'s management is responsible for the Cannon Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

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growth

1. Compared to the listed assessment payments in Form SIPC-7 with respective cash disbursement records noting no differences; there were no payments during the year ended December 31, 2013 (See 5 below);

2. Compared the amounts reported on the audited Form X-17 A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; there were no adjustments for the year ended December 31, 2013;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

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governor's ridge
building 11, suite 300
marietta, ga 30067

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Moore, Colson + Company, P.C.

Marietta, Georgia
February 24, 2014